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                                 April 25, 2005


BY EDGAR
--------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

              Re:     BARR PHARMACEUTICALS, INC.
                      FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004 FILE NO. 001-09860

Dear Mr. Rosenberg:

         We are in receipt of your letter to Barr Pharmaceuticals, Inc. (the "Company") of April 6, 2005 (the "Commission Letter"), responding to the Company's letter to the Commission dated February 1, 2005. The Company's responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
------------------------------------------------------------------------
OPERATIONS
----------

CRITICAL ACCOUNTING POLICIES
----------------------------

REVENUE RECOGNITION AND SALES RESERVES AND ALLOWANCES, PAGE 45
--------------------------------------------------------------

COMMENT 1. We note your statement in your 2004 Form 10-K and your Form 10-Q for the period ended December 31, 2004 that rebates, Medicaid rebates and prompt payment discounts require a lower degree of subjectivity. It appears that these are significant dilution items that should be discussed more thoroughly in the Critical Accounting Policies. Please provide the disclosures requested in our prior comment 3.

         RESPONSE: We have noted the Staff's comments and will in future filings, starting with our Form 10-K for the fiscal year ending June 30, 2005, expand our discussion in the critical accounting policies section of the MD&A to more thoroughly discuss how we determine accruals for rebates, Medicaid rebates and prompt payment discounts.

COMMENT 2. We note your response to comment 3c and 3d and the additional disclosure in your Form 10-Q for the three months ended December 31, 2004, but it is unclear to us how you determine what inventory is in the wholesaler channel and whether that inventory is in excess of normal inventory level. Clarify to us, and in the filing, how you would ascertain whether or not there is excess inventory in the channel and how it affects your ability to make reasonable estimates. Refer to question 9 of Staff Accounting Bulletin 101.

         RESPONSE: We have noted the Staff's comments and will in future filings, starting with our Form 10-K for the fiscal year ending June 30, 2005, expand our discussion to clarify how we evaluate inventory levels and how inventory levels impact our ability to make reasonable estimates.

         Regarding the Staff's question on assessing inventory in the channel, we evaluate inventory levels at wholesalers by reviewing, among other things, the volume of wholesaler purchases, wholesaler contract sales and available prescription volume information. Unusual buying patterns of our customers often can be the result of speculative buying in anticipation of price increases, changes in our customers' business operations, such as adding or losing customers, or product supply issues.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April __, 2005
Page 2

         As you requested, we have referred to question 9 of SAB 101, and believe our ability to make reasonable estimates of our reserves would not be impacted if a customer held "excess of normal inventory" levels for a given product because, in our experience, any "excess of normal inventory" held at certain times is relatively small and our products typically are sold with sufficient dating to permit more than enough time for our wholesalers to sell our products in their inventory through to the end customers.


COMMENT 3. We note your response to comment 3e. Please confirm that you will include in your next Form 10-K the rollforward of the accrual for each estimate for each period presented showing the following:

   o  Beginning balance,
   o  Current provision related to sales made in the current period
   o  Current provision related to sales made in prior periods
   o Actual returns or credits in current period related to sales made in the current period
   o Actual returns or credits in current period related to sales made in prior periods, and
   o  Ending balance

         RESPONSE: We have noted the Staff's comments and will provide in future filings, starting with our Form 10-K for the fiscal year ending June 30, 2005, rollforward information for our accruals showing the opening balance, current provision, actual returns or credits, and ending balance.


INVENTORY RESERVES, PAGE 46
---------------------------

COMMENT 4. We note your response to comments 4 and 5. To the extent that the amount of inventory capitalized prior to FDA approval is material to net income in the future, please provide the disclosure requested.

         RESPONSE: We have noted the Staff's response and will enhance our existing disclosure regarding our process for capitalizing unapproved product inventory and will provide the requested disclosure beginning with our Form 10-K for the fiscal year ending June 30, 2005, for our proprietary products to the extent that these costs are material to net income.

         We respectfully submit, for reasons described below, that any disclosure identifying the inventory build-up of unapproved generic products creates a substantial likelihood that our results of operations for a particular period could be materially and adversely impacted.

         Barr faces intense competition from both other generic pharmaceutical companies and from the brand pharmaceutical companies whose brand products are the targets of our development efforts and our patent challenges. The identity of the generic products in our pipeline, including those that we have capitalized into inventory before approval, is very closely guarded. If we were to disclose a generic product, or as a result of the proposed disclosure permit a competitor to determine the identity of a generic product in our pipeline, we would provide our competitors with information that could enable (i) generic competitors to bring a competing version to the market sooner and (ii) brand competitors to implement strategies designed to delay the launch of our generic product. In either case, such disclosure would diminish substantially the value of our product for our stockholders.

         While for competitive reasons and for reasons of stockholder value we would strongly prefer not to provide the requested disclosure with respect to our generic products, we are willing to disclose generally that we may from

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April __, 2005
Page 3

time-to-time have significant inventory of unapproved generic products manufactured in anticipation of FDA approval and launch. We also wish to note for the Staff's consideration that we do disclose patent challenge products in our pipeline once the litigation becomes public information. For these products, we provide, in the business section of our Form 10-K under the heading "pending patent challenges," a summary of the status of the related litigation. We will continue to provide this disclosure in our Form 10-Ks.




SUPPLEMENTAL DISCLOSURE

   In addition, the Company hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

      o Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   * * * *

         Please direct any further comments or questions you may have to the undersigned at (201) 930-3730 (phone), (201) 930-3330 (fax) or
bmckee@barrlabs.com.

         Thank you.

                                                     Very truly yours,



                                                     William T. McKee


cc: Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.) Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.) George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)
       Paul Krieger (Deloitte & Touche)
       William M. Rustum (Gibson, Dunn & Crutcher LLP)